Exhibit 12

	Year ended December 31					Quarter ended March 28,
Dollars in millions	2010	2011	2012	2013	2014	2015
Earnings:
Income (loss) from continuing operations before income taxes, noncontrolling interest and equity income of unconsolidated subsidiaries	$279	$41	$(148)	$693	$783	$153
Fixed charges	48	73	85	101	99	26

Total earnings available for fixed charges	$327	$114	$(63)	$794	$882	$179

Fixed Charges:
Interest expense, including amortization of debt issuance costs	37	60	70	75	72	20
Assumed interest element included in rental expense	11	13	15	26	27	6

Total fixed charges	$48	$73	$85	$101	$99	$26

Ratio of earnings to fixed charges	6.8	1.6	— (1)	7.9	8.9	6.9

For purposes of calculating the ratios of earnings to fixed charges, earnings consist of income (loss) before income taxes and noncontrolling interests plus equity income of unconsolidated subsidiaries, plus fixed charges. Fixed charges consist of interest expensed and an estimate of interest within rental expense.

(1)	Earnings for the year ended December 31, 2012 were inadequate to cover fixed charges. Additional earnings of $148 million would have been needed to bring the ratio of earnings to fixed charges to 1.0.